EXHIBIT (a)(5)(J)
THE HOME DEPOT ANNOUNCES SECOND QUARTER RESULTS
ATLANTA, August 14, 2007 — The Home Depot ® , the world’s largest home improvement retailer, today reported fiscal 2007 second quarter consolidated net earnings of $1.6 billion, or $0.81 per diluted share, compared with $1.9 billion, or $0.90 per diluted share, in the same period in fiscal 2006.
Earnings from continuing operations in the fiscal 2007 second quarter were $1.5 billion, or $0.77 per diluted share, compared to fiscal 2006 second quarter earnings from continuing operations of $1.7 billion, or $0.82 per diluted share. The Company is now reflecting the results of HD Supply as a discontinued operation. Earnings from discontinued operations were $66 million, or $0.03 per diluted share, compared to $161 million, or $0.08 cents per diluted share, in the second quarter of fiscal 2006. Included in earnings from discontinued operations is a discrete tax charge of approximately $60 million related to the disposition of HD Supply. Excluding this discrete charge, adjusted earnings from discontinued operations were approximately $126 million.
Sales for the second quarter totaled $22.2 billion, a 1.8 percent decrease from the second quarter of fiscal 2006, reflecting negative comparable store sales of 5.2 percent, offset in part by sales from new stores.
“While the challenging housing market continues to present us with a tough selling environment, our financial performance was in line with our expectations,” said Frank Blake, chairman & CEO. “I want to thank our associates and our vendor partners for their hard work and the progress they continue to make in executing against our key priorities.”
“We believe the housing and home improvement markets will remain soft into 2008; we will continue to invest thoughtfully for the long-term health of the business,” said Blake.
Fiscal Year 2007 Financial Outlook
The Company reiterated in its earnings outlook that it expects its earnings per share from continuing operations to decline by 12—15 percent for fiscal 2007. Consolidated earnings per share are expected to decline by 15—18 percent for fiscal 2007.
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The fiscal 2007 earnings per share outlook reflects 52 weeks and does not include the impact of the 53rd week. The Company will have 53 weeks of operating results in its fiscal 2007 financial results. The Company projects that the 53rd week will add approximately three cents to its earnings per share outlook for fiscal 2007. Additionally, the Company’s earnings per share outlook does not include any impact of the sale of HD Supply or any earnings per share accretion arising from the Company’s announced $22.5 billion recapitalization plan.
Pending Sale of HD Supply
On August 9, 2007, The Home Depot announced that it was in discussions with affiliates of Bain Capital Partners, The Carlyle Group and Clayton, Dubilier & Rice for the purpose of restructuring the previously announced agreement for the sale of HD Supply. These discussions could result, among other things, in material changes to the terms and financing of the transaction, including a reduction in the $10.325 billion purchase price .
Update on Tender Offer
The tender offer is part of the Company’s overall $22.5 billion recapitalization strategy which contemplates a sale of HD Supply for approximately $10.3 billion. As previously announced, the Company is in discussions with respect to the restructuring of the sale of HD Supply and is carefully watching today’s turbulent financial markets. The Company will continue to assess financial market conditions and the impact of any restructured HD Supply transaction, or failure to complete that transaction, on its overall recapitalization plan and on the terms of the tender offer part of that plan.
The Home Depot will conduct a conference call today at 9 a.m. ET to discuss information included in this news release and related matters. The conference call will be available in its entirety through a webcast and replay at homedepot.com in the Investor Relations section.
At the end of the second quarter, the Company operated a total of 2,200 retail stores, which included 1,923 The Home Depot stores in the United States (including the Commonwealth of Puerto Rico and the territory of the U.S. Virgin Islands), 157 stores in Canada, 63 stores in Mexico, and 12 stores in China. The Company also operates 34 EXPO Design Center® locations, and 11 The Home Depot Landscape Supply® stores. The Company employs approximately 364,000 associates. The Home Depot’s stock is traded on the New York Stock Exchange (NYSE: HD) and is included in the Dow Jones industrial average and Standard & Poor’s 500 index.
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To provide clarity, internally and externally, about the operating performance of HD Supply in the most recent fiscal quarter, the Company supplemented the reporting of earnings for discontinued operations with a non-GAAP measure, adjusted earnings for discontinued operations. This supplemental information should not be considered in isolation or as a substitute for the GAAP measure of earnings for discontinued operations. The Company believes that this non-GAAP measure provides management
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and investors with meaningful information that assists in clearly understanding and analyzing HD Supply’s earnings in the most recent fiscal quarter.
This communication is for information purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of The Home Depot’s common stock. The Home Depot’s offer to buy shares of Home Depot common stock is being made only pursuant to the Offer to Purchase, dated July 10, 2007, as amended by the supplement to the Offer to Purchase and the related materials dated August 10, 2007, as amended and supplemented from time to time. Shareholders should read these materials carefully because they contain important information. Shareholders may obtain copies of these and other documents filed with the SEC at the Commission’s Web site at www.sec.gov. Shareholders also may obtain a copy of these documents, without charge, from the information agent, D. F. King & Co., Inc., by calling toll-free: 800-628-8536.
Certain statements contained herein, including any statements related to comparable store sales, the state of the home improvement market, the state of the housing market, the sale of HD Supply, the planned recapitalization of the Company, continuation of reinvestment plans and resulting short- term pressure on earnings, and sales growth, operating margin, earnings and earnings per share guidance for fiscal 2007, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on currently available information and are based on our current expectations and projections about future events. These risks and uncertainties include, but are not limited to: economic conditions in North America; the divestiture of HD Supply, including the outcome of the discussions regarding the possible restructuring of the sale and the timing of the close of such transaction; the success of the tender offer; conditions affecting customer transactions and average ticket, including, but not limited to, weather conditions; and improving and streamlining operations and customers’ in-store experience. Undue reliance should not be placed on such forward-looking statements as they speak only as of the date hereof, and we undertake no obligation to update these statements to reflect subsequent events or circumstances except as may be required by law. Additional information regarding these and other risks and uncertainties is contained in our periodic filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended January 28, 2007.

For more information, contact: Financial Community	News Media
Diane Dayhoff	Paula Drake
Sr. Vice President of Investor Relations	Sr. Manager — Corporate Communications
(770) 384-2666	(770) 384-3439
diane_dayhoff@homedepot.com	paula_drake@homedepot.com

THE HOME DEPOT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE THREE AND SIX MONTHS ENDED JULY 29, 2007 AND JULY 30, 2006
(Unaudited)
(Amounts in Millions Except Per Share Data and as Otherwise Noted)

	Three Months Ended		% Increase	Six Months Ended		% Increase
	7-29-07	7-30-06	(Decrease)	7-29-07	7-30-06	(Decrease)
NET SALES	$22,184	$22,592	(1.8)%	$40,729	$41,970	(3.0)%
Cost of Sales	14,843	15,136	(1.9)	27,125	27,878	(2.7)

GROSS PROFIT	7,341	7,456	(1.5)	13,604	14,092	(3.5)

Operating Expenses:
Selling, General and Administrative	4,370	4,146	5.4	8,556	8,125	5.3
Depreciation and Amortization	414	395	4.8	819	780	5.0

Total Operating Expenses	4,784	4,541	5.4	9,375	8,905	5.3

OPERATING INCOME	2,557	2,915	(12.3)	4,229	5,187	(18.5)
Interest (Income) Expense:
Interest and Investment Income	(27)	(6)	350.0	(38)	(17)	123.5
Interest Expense	172	104	65.4	343	166	106.6

Interest, net	145	98	48.0	305	149	104.7

EARNINGS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES	2,412	2,817	(14.4)	3,924	5,038	(22.1)

Provision for Income Taxes	891	1,116	(20.2)	1,456	1,946	(25.2)

EARNINGS FROM CONTINUING OPERATIONS	1,521	1,701	(10.6)	2,468	3,092	(20.2)

EARNINGS FROM DISCONTINUED OPERATIONS, NET OF TAX	66	161	(59.0)	165	254	(35.0)

NET EARNINGS	$1,587	$1,862	(14.8)%	$2,633	$3,346	(21.3)%

Weighted Average Common Shares	1,960	2,065	(5.1)%	1,960	2,090	(6.2)%
BASIC EARNINGS PER SHARE FROM CONTINUING OPERATIONS	$0.78	$0.82	(4.9)	$1.26	$1.48	(14.9)
BASIC EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS	$0.03	$0.08	(62.5)	$0.08	$0.12	(33.3)
BASIC EARNINGS PER SHARE	$0.81	$0.90	(10.0)	$1.34	$1.60	(16.3)

Diluted Weighted Average Common Shares	1,969	2,072	(5.0)%	1,969	2,097	(6.1)%
DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS	$0.77	$0.82	(6.1)	$1.25	$1.47	(15.0)
DILUTED EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS	$0.03	$0.08	(62.5)	$0.08	$0.12	(33.3)
DILUTED EARNINGS PER SHARE	$0.81	$0.90	(10.0)	$1.34	$1.60	(16.3)
Note: Amounts in Diluted Earnings Per Share may not foot due to rounding.

	Three Months Ended		% Increase	Six Months Ended		% Increase
	7-29-07	7-30-06	(Decrease)	7-29-07	7-30-06	(Decrease)
SELECTED HIGHLIGHTS (1)
Number of Customer Transactions	377	373	1.1%	695	695	—%
Average Ticket	$58.30	$59.98	(2.8)	$58.63	$60.34	(2.8)
Weighted Average Weekly Sales per Operating Store (000’s)	$772	$833	(7.3)	$719	$785	(8.4)
Square Footage at End of Period	230	219	5.0	230	219	5.0
Capital Expenditures	$794	$724	9.7	$1,435	$1,383	3.8
Depreciation and Amortization (2)	$446	$431	3.5%	$881	$846	4.1%

(1)	Includes continuing operations only.

(2)	Includes depreciation of distribution centers and tool rental equipment included in Cost of Sales and amortization of deferred financing costs included in Interest Expense.

THE HOME DEPOT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JULY 29, 2007, JULY 30, 2006 AND JANUARY 28, 2007
(Amounts in Millions)

	7-29-07	7-30-06	1-28-07
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Cash and Short-Term Investments	$3,024	$659	$614
Receivables, net	1,554	3,566	3,223
Merchandise Inventories	12,287	13,641	12,822
Other Current Assets	1,226	867	1,341
Current Assets of Discontinued Operations	3,781	—	—

Total Current Assets	21,872	18,733	18,000

Property and Equipment, net	26,649	25,640	26,605
Goodwill	1,189	6,013	6,314
Other Assets	623	1,306	1,344
Noncurrent Assets of Discontinued Operations	6,531	—	—

TOTAL ASSETS	$56,864	$51,692	$52,263

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short-Term Debt	$—	$100	$—
Accounts Payable	7,686	9,432	7,356
Accrued Salaries and Related Expenses	1,077	1,111	1,307
Current Installments of Long-Term Debt	15	17	18
Other Current Liabilities	4,695	5,027	4,250
Current Liabilities of Discontinued Operations	1,714	—	—

Total Current Liabilities	15,187	15,687	12,931

Long-Term Debt	11,628	6,660	11,643
Other Long-Term Liabilities	2,459	2,120	2,659
Noncurrent Liabilities of Discontinued Operations	415	—	—

Total Liabilities	29,689	24,467	27,233

Total Stockholders’ Equity	27,175	27,225	25,030

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$56,864	$51,692	$52,263